Mail Stop 3561

October 25, 2007

Mr. Bret W. Jorgensen
President and Chief Executive Officer
InSight Health Services Corp.
26250 Enterprise Court
Suite 100
Lake Forest, California 92630

>   **Re: InSight Health Services Corp**
>   **Registration Statement on Form S-1**
>   **Filed September 28, 2007**
>   **File No. 333-146399**
>   **Registration Statement on Form S-4**
>   **Filed September 28, 2007**
>   **File No. 333-146397**

Dear Mr. Jorgensen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please revise your Unaudited Pro Forma Summary Condensed Consolidated Financial Data (page 8) and Note 21 to your financial statements (F-25), as

Bret Jorgensen
Insight Health Services Corp.
October 25, 2007
Page 2

appropriate, to address comments below on your unaudited pro forma
presentation.

Unaudited Pro Forma Condensed Consolidated Financial Data

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data, page 35

General

2. We note that you have adopted fresh-start reporting as of August 1, 2007 in
   accordance with SOP 90-7. Please provide us with the analysis that you
   performed under paragraph 36 of SOP 90-7 to conclude that fresh-start
   reporting would apply and revise your disclosures accordingly.

3. Please revise to include disclosures required by paragraph 39 of SOP 90-7.
   Specifically disclose the significant matters relating to the determination of
   reorganization value (i.e. methods used, sensitive assumptions, assumptions about
   anticipated conditions, etc.) and debt forgiveness.

4. Tell us how the effects of the adjustments on the reported amounts of individual
   assets and liabilities resulting from the adoption of fresh-start reporting and the
   effects of the forgiveness of debt, if any, are reflected in the in the pro forma
   condensed consolidated statement of operations and how your accounting
   complies with the guidance in paragraph 39 of SOP 90-7. Revise your
   disclosures as appropriate.

Adjustment 8, page 36

5. Please expand your disclose of the components of long-term liabilities. Based on
   your disclosure in adjustment 8, it appears these liabilities are being adjusted to
   fair value. Tell us how your presentation is consistent with paragraph 38 of SOP
   90-7 (i.e. liabilities to be stated at present value of amounts to be paid determined
   at appropriate current interest rates).

Adjustment 9, page 36

6. We note your disclosure that your adjustment relating to reorganization value was
   based on the estimated equity value of $73,244. Tell us how you determined this
   equity value and expand your disclosures accordingly.

7. We note your adjustments 1 and 9 relate to reorganization value in excess of
   amounts allocable to identifiable assets. To enhance the reader's understanding,
   disclose the basis for these adjustments and provide a detailed explanation as to

how you computed such adjustments. We may have further comments upon reviewing your response.

Adjustment 11, page 36

8. To enhance the reader's understanding, please revise your disclosure of adjustment 11 to explain the basis for each of component of this adjustment.

Contractual Commitments, page 54

9. Please reconcile the long term debt obligations disclosed here ($730,817) to such disclosures in Note 10 – Notes Payable on F-16 ($501,277) and revise your disclosure as appropriate.

Financial Statements

General

10. Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

11. If you have appropriately characterized your transition as one in which fresh start reporting would apply, your historical financial statements will need to be revised to reflect the activities of your business while in bankruptcy proceedings and previously, as being those of a "Predecessor" entity, and activities from the date of emerging from bankruptcy forward as those of a "Successor" entity. Under these circumstances, you should also insert a line of demarcation between the Successor and Predecessor financial presentations to emphasize the discontinuity that arises from your change in the basis of accounting.

Form S-4

12. Please revise your Form S-4, as necessary, to conform with any changes made as a result of our comments above.

Other Exchange Act Filings

13. Please revise your other Exchange Act reports as applicable to conform with any changes made as a result of our comments above.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Stephen C. Koval, Esq.
     Kaye Scholer LLP